SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 240.13d-2(a)

(Amendment No. 2)

ShangPharma Corporation
(Name of Issuer)

Ordinary Shares, par value $0.001 per share
(Title of Class of Securities)

81943P104
(CUSIP Number)

Ronald Cami Director ShangPharma Holdings Limited c/o TPG Global, LLC 301 Commerce Street, Suite 3300 Fort Worth, TX 76102 (817) 871-4000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 27, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. 

Note.            Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

______________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81943P104	13D	Page 2 of 8 Pages

1	NAMES OF REPORTING PERSONS ShangPharma Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 (See Items 2, 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 2, 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81943P104	13D	Page 3 of 8 Pages

1	NAMES OF REPORTING PERSONS ShangPharma Parent Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 (See Items 2, 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 2, 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 81943P104	13D	Page 4 of 8 Pages

1	NAMES OF REPORTING PERSONS ShangPharma Merger Sub Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 0 (See Items 2, 3, 4 and 5)
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 0 (See Items 2, 3, 4 and 5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0 (See Items 2, 3, 4 and 5)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 0% (See Item 5)
14	TYPE OF REPORTING PERSON (see instructions) CO

This Amendment No. 2 (this “Amendment”) amends and supplements the Schedule 13D filed by the Reporting Persons on December 26, 2012, as amended by Amendment No. 1 filed on February 26, 2013 (the “Original Schedule 13D” and, as amended and supplemented by this Amendment, this “Schedule 13D”).  Capitalized terms used in this Amendment and not otherwise defined shall have the same meanings ascribed to them in the Original Schedule 13D.

Item 4.  Purpose of Transaction

This Amendment amends and supplements Item 4 of the Original Schedule 13D by adding the following immediately prior to the penultimate paragraph of Item 4:

“Closing of Transaction

On March 20, 2013, at 10:00 a.m. (Hong Kong time), an extraordinary general meeting of the shareholders of the Issuer was held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Issuer voted to approve the Merger Agreement and the transactions contemplated thereby, including the Merger, and the proposal to authorize the directors and the chief financial officer to do all things necessary to give effect to the Merger Agreement.

On March 20, 2013, the Issuer and Merger Sub filed a plan of merger with the Cayman Islands Registrar of Companies.  The Cayman Islands Registrar of Companies issued a certificate of merger dated March 25, 2013, pursuant to which the Merger became effective on March 27, 2013. As a result of the Merger, the Issuer will continue its operations as a wholly owned subsidiary of Parent.

At the Effective Time, each Ordinary Share and each ADS issued and outstanding immediately prior to the effective time of the Merger was cancelled in exchange for the right to receive Per Ordinary Share/Per ADS Merger Consideration, as applicable, in each case, in cash, without interest and net of any applicable withholding taxes, except for (i) the Rollover Shares, (ii) the Ordinary Shares owned by the Issuer as treasury shares and Ordinary Shares owned by ChemExplorer and ChemPartner as are required to fully settle any and all vested but unsettled restricted share units granted by the Issuer under certain equity incentive plans, and (iii) the Ordinary Shares owned by holders of such Ordinary Shares who have validly exercised and not lost their appraisal rights pursuant to Section 238 of the Companies Law (2012 Revision) of the Cayman Islands.

As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons prior to the Effective Time were either exchanged for shares of common stock of Holdings or cancelled in exchange for the right to receive the Per Ordinary Share/Per ADS Merger Consideration pursuant to the terms of the Merger Agreement and the Contribution Agreement.  Parent (as defined above), a wholly-owned subsidiary of Holdings, owns all of the outstanding shares of the surviving corporation.

As a result of the Merger, the ADSs of the Issuer will no longer be listed on any securities exchange or quotation system, including The New York Stock Exchange. In addition, 90 days after the filing of Form 25 in connection with the transaction, or such shorter period as may be determined by the Commission, the registration of the ADSs of the Issuer and the Ordinary Shares underlying them and the reporting obligations of the Issuer under the Exchange Act will be terminated.”

Item 5.  Interest in Securities of the Issuer

This Amendment amends and restates the second and third paragraphs of Item 5 of the Original Schedule 13D in their entirety as set forth below:

 “(a)–(b)  As a result of the Merger, all of the Ordinary Shares beneficially owned by the Reporting Persons prior to the Effective Time were either exchanged for shares of common stock of Holdings or cancelled in exchange for the right to receive the Per Ordinary Share/Per ADS Merger Consideration pursuant to the terms of the Merger Agreement and the Contribution Agreement.

(c)   On March 20, 2013, ChemExplorer transferred 7,429,266 Ordinary Shares to the Issuer without consideration to settle vested but unsettled share units granted by the Issuer under certain equity incentive plans.  On the same date, ChemExplorer transferred 945,000 Ordinary Shares of the Issuer to Han Ming without consideration. Except as set forth in this Item 5, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof has effected any transaction in the Issuer’s Ordinary Shares during the past 60 days.”

Page 5 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 2, 2013

ShangPharma Holdings Limited

By: /s/ Ronald Cami
Name: Ronald Cami Title: Director

ShangPharma Parent Limited

By: /s/ Ronald Cami
Name: Ronald Cami Title: Director

ShangPharma Merger Sub Limited

By: /s/ Ronald Cami
Name: Ronald Cami Title: Director

Page 6 of 8 Pages

INDEX TO EXHIBITS

1.	Agreement of Joint Filing dated December 21, 2012, by and among ShangPharma Holdings Limited, ShangPharma Parent Limited and ShangPharma Merger Sub Limited.

2.
Proposal Letter dated July 6, 2012, from Michael Xin Hui and TPG Star Charisma Limited to the Board of Directors of ShangPharma Corporation (previously filed with the Commission as Exhibit 2 to Schedule 13D filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on July 16, 2012).

3.
Consortium Agreement dated July 6, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, and TPG Star Charisma Limited (previously filed with the Commission as Exhibit 3 to Schedule 13D filed by TPG Group Holdings (SBS) Advisors, Inc., David Bonderman and James G. Coulter on July 16, 2012).

4.
Amendment to Consortium Agreement dated December 21, 2012, by and among Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, and TPG Star Charisma Limited (previously filed with the Commission as Exhibit 4 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

5.
Agreement and Plan of Merger dated December 21, 2012, by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited and ShangPharma Corporation. (previously filed with the Issuer’s Form 6-K on December 26, 2012).

6.
Voting Agreement dated December 21, 2012, by and among ShangPharma Corporation, ShangPharma Parent Limited, Joint Benefit Group Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Han Ming Tech Investment Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited (previously filed with the Commission as Exhibit 6 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

7.
Contribution Agreement dated December 21, 2012, by and among ShangPharma Holdings Limited, ShangPharma Parent Limited, Joint Benefit Group Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Han Ming Tech Investment Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited (previously filed with the Commission as Exhibit 7 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

8.
Limited Guaranty dated December 21, 2012, from Michael Xin Hui, TPG Star, L.P. and TPG Biotechnology Partners II, L.P. in favor of ShangPharma Corporation (previously filed with the Commission as Exhibit 8 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

9.
Commitment Letter dated December 21, 2012, from TPG Star, L.P. and TPG Biotechnology Partners II, L.P. to ShangPharma Holdings Limited (previously filed with the Commission as Exhibit 9 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

Page 7 of 8 Pages

10.
Commitment Letter dated December 21, 2012, from Joint Benefit Group Limited (previously filed with the Commission as Exhibit 10 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

11.
Commitment Letter dated December 21, 2012, from Standard Chartered Bank (Hong Kong) Limited to ShangPharma Parent Limited (previously filed with the Commission as Exhibit 11 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

12.
Interim Investors Agreement dated December 21, 2012, by and among ShangPharma Holdings Limited, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, TPG Star Charisma Limited and TPG Biotech II Charisma Limited (previously filed with the Commission as Exhibit 12 to Schedule 13D/A filed by Michael Xin Hui, The 2012 Michael Xin Hui Irrevocable Qualified Annuity Trust, The Hui Trust, Hui Family Trust, ChemPartner Investment Holdings Limited, ChemExplorer Investment Holdings Ltd. and Joint Benefit Group Limited on December 26, 2012).

13.
Term and Revolving Facilities Agreement dated February 22, 2013, by and between Standard Chartered Bank (Hong Kong) Limited and ShangPharma Parent Limited (previously filed with the Commission as Exhibit (b)-(7) to Schedule 13E-3/A filed by ShangPharma Corporation, ShangPharma Holdings Limited, ShangPharma Parent Limited, ShangPharma Merger Sub Limited, Michael Xin Hui, ChemExplorer Investment Holdings Ltd., ChemPartner Investment Holdings Limited, Joint Benefit Group Limited, TPG Star Charisma Limited, TPG Biotech II Charisma Limited, TPG Star, L.P., TPG Biotechnology Partners II, L.P., Han Ming Tech Investment Limited on February 25, 2013).

Page 8 of 8 Pages